

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2022

Robert A. Kotick
Chief Executive Officer
Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, California 90405

> **Re: Activision Blizzard, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 18, 2022**
> **File No. 001-15839**

Dear Mr. Kotick:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. Given recent press reports describing labor and employment disputes, including unionization efforts by your employees, please tell us the impact that these events have, or are expected to have, on the representations and warranties contained in the merger agreement.

2. We note that the merger agreement references a disclosure letter. Please supplementally provide us with a list briefly identifying the contents of the disclosure letter. In this regard, please be advised that information contained in schedules or similar supplements should be disclosed in the proxy statement if the information would be material to an investment decision and is required to make other information disclosed not misleading.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Sonia K. Nijjar, Esq.